Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended December 31,
	2006	2005	2004	2003	2002
	(in thousands, except ratios)
Earnings:
Loss before income taxes	$(20,353)	$(26,192)	$(14,576)	$(1,559)	$(5,745)
Add: Fixed charges	41,918	43,133	32,183	25,256	27,847

Total earnings	$21,565	$16,941	$17,607	$23,697	$22,102

Fixed Charges:
Interest	$40,215	$41,200	$30,486	$24,270	$26,608
Interest factor of rental expense(a)	1,703	1,933	1,697	986	1,239

Total fixed charges	$41,918	$43,133	$32,183	$25,256	$27,847

Ratio of earnings to fixed charges	0.5	0.4	0.5	0.9	0.8

(a) COMPUTATION OF INTEREST FACTOR OF RENTAL EXPENSE

Rental expense (equipment only)	$5,108	$5,799	$5,092	$2,958	$3,716
Interest factor	33%	33%	33%	33%	33%

Interest factor of rental expense	$1,703	$1,933	$1,697	$986	$1,239